Exhibit 99.1

Jeffs’ Brands: Jeffs’ Brands Holdings Enters Into a Non-Binding MOU for an Exclusive Multi Continent Distribution Agreement of an Electromagnetic Imaging, AI Homeland Security Technology

The 3D, AI Powered Technology Screens 25,000 People Per Hour—Without Stopping Them

Tel Aviv, Israel, Nov. 17, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, announced today that Jeffs’ Brands Holdings Inc., its’ wholly owned subsidiary (“Jeffs’ Brands Holdings” or the “Subsidiary”) has entered into a non-binding Memorandum of Understanding (“MOU”) with Scanary Ltd. (“Scanary”), an Israeli deep-tech developer of  3D imaging, electromagnetic, AI-powered threat detection systems, which transaction would mark a strategic pivot into the global homeland-security sector.

According to the MOU, Scanary would grant Jeffs’ Brands Holdings, upon the entry into a definitive agreement, the right to market and distribute Scanary’s breakthrough AI-radar screening systems capable of scanning up to 25,000 people per hour in open spaces, without stopping anyone.

The system eliminates checkpoints and pat-downs, providing seamless, real-time threat detection in under two seconds using 3D imaging and AI that ignores phones, keys, and other harmless items. The system is built for airports, stadiums, transit hubs, and major events – exactly where demand for frictionless security is surging.

According to Global Market Insights report the security scanning equipment market size was valued at over USD 11.4 billion in 2022 with a volume of over 1,000 thousand units dispatched and is anticipated to grow at a CAGR of over 7% between 2023 and 2032.

Under the terms of the MOU, Scanary will grant the Subsidiary, subject to execution of a definitive agreement:

●	Exclusive distribution rights for the systems in Canada, Germany and the United Arab Emirates for an initial 24-month period, automatically renewable for an additional 24 months upon achieving a cumulative purchase target of 20 systems; and

●	Non-exclusive rights for the systems in Spain and Italy.

In consideration for these exclusive rights, Jeffs’ Brands Holdings would agree to make a one-time payment of $1,000,000 to Scanary, payable in five equal monthly installments of $200,000, following the execution of the definitive agreement. Scanary would provide one free demo system upon entry into the agreement and technical support for pre-sales activities. The payment would be fully repayable to Jeffs’ Brands Holdings through periodic revenue payments of 10% of Scanary’s profits from sales outside the exclusive territories, which we believe creates a low-risk entry for the Company into this high-growth market.

The MOU also contemplates a corporate rebranding of Jeffs’ Brands Holdings, subject to any required corporate and regulatory approvals, to align with the new focus, pursuant to which it will change its name to “KeepZone Technologies Inc.”

As stated in the MOU, the parties intend to enter into a definitive agreement within 30 days, subject to the successful completion of due diligence by Jeffs’ Brands Holdings, which shall include customary closing conditions. There is no guarantee when or if the transaction will be completed. The MOU will automatically terminate upon the earlier of (i) the execution of definitive agreement with respect to the transaction or (ii) written notice of termination by either party. Either party may terminate the MOU upon written notice to the other party that it is terminating negotiations with respect to the transaction.

About Jeffs’ Brands

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing its potential entry into the homeland-security sector through its Subsidiary, the possible execution of a definitive agreement with Scanary, the anticipated commercial opportunities under such agreement, the potential rebranding of the Subsidiary, and the belief that this collaboration could open new markets and growth opportunities. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com